August 12, 2010

Ms. Kathryn McHale

Staff Attorney

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	IBERIABANK Corporation

Form 10-K for Fiscal Year Ended December 31, 2009, filed March 16, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010 filed May 10, 2010

Form 8-K filed March 4, 2010

File No. 000-25756

Dear Ms. McHale:

IBERIABANK Corporation (the “Company”) responded to the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated June 30, 2010, regarding the above-referenced filings on July 30, 2010.

The Company would like to amend one of the originally filed responses because we have had more time to review a December 2009 presentation made by Stephanie L. Hunsaker, Associate Chief Accountant Division of Corporation Finance, titled, “Areas of Frequent Staff Comment ––Financial Institutions”, and other SEC registrants methods of presentation.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter and have provided our responses immediately following each comment in bold.

In some of our responses, we have agreed to revise the disclosure in our future filings. We are doing that in the spirit of cooperation with the Staff. Accordingly, any changes implemented in our future filings should not be taken as an admission that our prior disclosures were in any way deficient or inaccurate.

9)	You disclose on page 87 that you are relying on the guidance of the AICPA letter dated December 18, 2009 for your accounting in subsequent periods for discount accretion associated with loan receivables acquired in a business combination or asset purchase. Please address the following regarding accounting treatment:

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On page 51 you disclose covered nonperforming loans totaled $890 million at December 31, 2009. Of that amount only $195 million were accounted for as being within the scope of ASC 310-30 as disclosed on page 47. Please tell us in detail and revise future filings to clearly explain how you concluded that most of the nonperforming covered loans were not in the scope of ASC 310-30.

July 30, 2010 Response

At the time of acquisition, the Company had to use fairly objective methods to define nonperforming loans as this was a portfolio of loans acquired from a failed institution and one with which we had limited experience and limited time to develop an understanding. As a result, we noted that the loans within the scope of ASC 310-30, as discussed on page 47, primarily consisted of nonaccrual loans at the time of the acquisitions. As previously discussed, during our review of the loans acquired from the FDIC, the Company received a loan tape from the FDIC, which contained multiple fields.

We focused our review on loans which were already identified as being in nonaccrual status and those past due greater than sixty days, as they show evidence of deterioration in credit quality since origination and it is probable that the Company will be unable to collect all contractually required payments receivable.

Subsequent to the acquisitions, loans migrated from being previously considered performing to the definition of a nonperforming asset according to our criteria and thus were included in total nonperforming assets at December 31, 2009. In many instances, loans previously considered performing may have moved to 90 days past due during the period subsequent to acquisition, and therefore would have been included in our total reported nonperforming loans at December 31, 2009.

Loans within the scope of ASC 310-30 were specifically identified at acquisition and have been separately reviewed in subsequent accounting periods. Loans that were not within the scope of ASC 310-30 were segregated and reviewed for nonperformance.

We will revise future filings to include additional disclosures of total nonperforming loans associated with covered loans.

Amended July 30, 2010 Response

Due to the significant difference in the accounting for the covered loans and the loss sharing agreements with the FDIC, the Company believes that excluding the covered loans from asset quality measures applicable to loans originated by the Company’s subsidiary financial institutions is generally more meaningful. Purchased impaired loans had evidence of deterioration in credit quality prior to acquisition, and thus the fair value of these loans as of the acquisition date included an estimate of credit losses. These loans, as well as acquired loans with no evidence of credit deterioration at acquisition, are accounted for on a pool basis, and these pools are considered to be performing. Purchased impaired loans were not classified as nonperforming assets at June 30, 2010 or December 31, 2009 as the loans are considered to be performing under FASB ASC Topic 310-

30. As a result, interest income, through the accretion of the difference between the carrying value of the loans and the expected cash flows, is being recognized on all purchased loans accounted for under FASB ASC Topic 310-30. Therefore, management included asset quality measures that excluded covered loans from our tabular presentation of asset quality – nonperforming loans.

As noted above, we previously included covered loans in our disclosure of nonperforming loans generally based on the past due status of the loan as of the respective reporting date. As a result, all covered loans that were 90 days or more past due were classified as nonperforming loans at December 31, 2009.

During the preparation of our Form 10-Q for the quarter ended June 30, 2010, we reevaluated the presentation of covered loans as nonperforming loans. This reevaluation considered the accounting framework applied to these loans at acquisition. Specifically, FASB ASC Topic 310-30 provides for the recognition of interest income on acquired loans through accretion of the difference between the carrying value of the loans and the expected cash flows to be received. Based on the above, no covered loans were classified as nonperforming assets at June 30, 2010. Further, we revised our December 31, 2009 disclosure related to nonperforming assets including in our June 30, 2010 Form 10-Q to exclude covered loans. We also included an explanation of the change in the December 31, 2009 nonperforming asset disclosure in our Form 10-Q.

In Ms. Hunsaker’s presentation, we noted a comment stating, “The Guide 3 disclosures should include the assets subject to the loss sharing agreement, with separate footnote disclosure regarding the special nature of the assets, or potentially these assets should be presented separately within the Guide 3 disclosures.”

The Company has updated its footnote disclosure to describe in more detail why these acquired loans are not included in the tabular presentation, and to present ratios to disclose their impact if they had been included.

This presentation format is similar to presentations used by other bank Holding Companies that have acquired loans through FDIC-assisted transactions and we believe provides better comparability between Registrants.

In addition to our responses, your letter requests a written statement from us with certain acknowledgements.

We therefore acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings,

•	staff comments or changes to disclosures in response to staff comments do no foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in these areas and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

/s/ Anthony J. Restel,

Anthony J. Restel
Executive Vice President and Chief Financial Officer

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